Mail Stop 3010

August 21, 2009

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

      Re: **The Goldman Sachs Group, Inc.**
               Form 10-K for the Year Ended November 28, 2008
               Filed January 27, 2009
               Form 10-Q for the Period Ended March 27, 2009
               Filed May 6, 2009
               Form 10-Q for the Period Ended June 26, 2009
               Filed August 5, 2009
               File No. 1-14965

Dear Mr. Viniar:

We have read your supplemental response letter dated July 7, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 28, 2008

Note 3. Financial Instruments, page 160

1. We note your responses to our comments regarding your credit derivative disclosures in your letters dated May 5, 2009 and July 7, 2009, and we note that you have disclosed the types of credit derivatives that you entered into: written

and purchased credit default swaps, credit spread options, credit index products, and total return swaps. Please expand your disclosure in future filings to specifically discuss the nature of each type in greater detail. Also specifically discuss your reasons for entering into each type of contract. Please provide us with your proposed disclosure.

2. Please tell us how you have met the requirements of paragraph 5(d) of FSP FAS 133-1 and FIN 45-4. We note that you have offsetting purchased credit derivatives that hedge written credit derivatives with identical underlyings. We also note that you have purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which you have not written protection. In your response, tell us what consideration you gave to providing further discussion of any recourse provisions and/or any assets held as collateral that you may have access to for any credit protection written that does not have offsetting credit protection purchased with identical underlyings.

Form 10-Q for the Period Ended June 26, 2009

General

3. Based on various press reports, we note that you lent about $1.1 billion to a Whitehall fund in 2008, and, in the second quarter of 2009, you agreed to forgive approximately $600 million of the $1.1 billion in debt and also release Whitehall from $200 million in recourse debt. In exchange, you will gain a 22% noncontrolling equity interest in the investment. Please advise us if this transaction has closed and tell us how you accounted/will account for this transaction, include the accounting guidance that you are relying upon. Please discuss your equity interest in the Whitehall fund investment before and after the transaction in your response and your accounting treatment of the investment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Funding Risk, page 136

4. We note your disclosure that as of June 2009, you had outstanding $25.14 billion of senior unsecured debt under the TLGP. Tell us what consideration you gave to discussing and quantifying the positive effect your participation in the TLGP program has had on your results of operations in terms of being able to issue debt at below market rates.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant